Saturna Capital (logo omitted) 1300 N. State St. Bellingham, WA 98225 www.saturna.com	Telephone: Fax:	(360) 734-9900 (800) SATURNA (360) 734-0755

VIA EDGAR

March 30, 2012

Mr. Chad Eskildsen
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-8626

Re: Saturna Investment Trust        File Nos. 33-13247; 811-05071

Summary of changes in response to Comments received on Post-Effective Amendment No. 37 on Form N-1A

Sextant Funds, Summary Prospectuses

Core, page 7, “Principal Investment Strategies”
Comment: Define “larger” in last sentence.
Response: Deleted “larger” from sentence.

Short-Term Bond, page 9, fee waiver footnote
Comment: Is the fee waiver commitment in writing?
Response: Yes, and per direction it will be filed with Exhibits.

Global High Income, page 13, Investment Objective
Comment: Objective should not be both “High income and capital preservation.”
Response: Restating objective: “High income, with a secondary objective of capital preservation.”

Page 13, Expense Table
Comment: Use 2 footnotes, not one.
Response: Footnote now has two parts.

Page 13, Principal Investment Strategies
Comment: Will a significant amount of the fund be invested in medium and small cap (under $5 billion in market capital) issues?
Response: No. The amount invested will not be significant (thus no “small cap” risk disclosure needed)

Page 14, Principal Risks, last paragraph
Comment: Will any “junk bonds” be used?
Response: The words “junk bonds” are added, with note these can be speculative in nature.

Sextant Funds Statutory Prospectus

Page 17, Investment Adviser
Comment: Mr. Scott — need years relating to previous employments.
Response: Revised

Page 21, Distribution Arrangements
Comment: In the last sentence, replace “may” with “will”.
Response: Done.

Idaho Tax-Exempt Fund, Summary Section

Page 3, Principal Investment Strategies
Comment: Disclose appropriately according to 35d1-a4i the “fundamental” policies
Response: Done.

Page 3, Principal Risks of Investing, 4th paragraph, first sentence
Comment: Disclose types of factors important to Idaho (be more specific).
Response: Expanded language more specific to Idaho factors.

Sextant Funds and Idaho Tax-Exempt Fund, Statements of Additional Information

Page 7, Table 1, last column
Comment: Add “in the last 5 years” to the table headings.
Response: Done. Also other changes made in Table.

Very truly yours,

Nicholas Kaiser,
President, Saturna Investment Trust